September 26, 2006

VIA FACSIMILE: (202) 772-9368

Mr. Jonathan Duersch

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	CNOOC Limited
Form 20-F for Fiscal Year Ended December 31, 2005
Filed June 26, 2006
File No. 1-14966

Dear Mr. Duersch,

We acknowledge receipt of your facsimile dated September 21, 2006 (E.S.T.) regarding your comments on the Form 20-F for the fiscal year ended December 31, 2005 of CNOOC Limited (the “Company”).

We are in the process of reviewing your comments and questions and preparing the relevant responses thereto. However, as Mr. John Saia of DLA Piper US LLP, our legal counsel, explained in his telephone conversation with your Staff on September 25, 2006, we will appreciate very much if we can get an extension until Friday, November 10, 2006 to submit the responses due to the long national holiday in China, which commences on October 1st and ends on October 7th (both days inclusive).

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact me at fax number of (86-10) 8452-1309 or email address at yanghua@cnooc.com.cn, or Mr. Victor Zhikai Gao at fax number of (86-10) 8452-3377 or email address at gaovictor@cnooc.com.cn, or Mr. John Saia of DLA Piper US LLP, at tel number of (650) 833-2444. Thank you very much for your assistance.

Sincerely,

By:	/s/ Yang Hua
Name:	Yang Hua
Title:	Executive Director, Executive Vice President & Chief Financial Officer

cc:	Jill S. Davis, Securities and Exchange Commission
Kim Calder, Securities and Exchange Commission
Victor Zhikai Gao, CNOOC Limited
John Saia, DLA Piper US LLP